Exhibit 99.1


                                                                          YELL

                                                                   23 MAY 2006

        NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE

        YELL GROUP PLC FINANCIAL RESULTS FOR THE YEAR ENDED 31 MARCH 2006

   STRONG GROWTH ACROSS ALL BUSINESSES. SUCCESSFUL INTEGRATION OF TRANSWESTERN

o    Group revenue up 26.1% to (pound)1,621.3 million

o    Group adjusted EBITDA up 28.0% to (pound)502.9 million

o    Adjusted profit after tax up 26.1% to (pound)233.6 million

o    Group operating cash conversion of 88.9% compared to 88.4% last year

o    Adjusted diluted earnings per share up 25.2% to 32.8 pence

o    Proposed final dividend up 21.4% to 10.2 pence per share


-------------------------------------------------- -------------------- --------------------- -------------------
STATUTORY RESULTS (Unaudited)                                     2005                  2006              CHANGE
                                                              (POUND)M              (POUND)M
o    Revenue                                                   1,285.3               1,621.3               26.1%
o    Operating profit                                            327.7                 449.9               37.3%
o    Profit after tax                                            162.5                 212.3               30.6%
o    Cash generated from operations                              357.8                 411.5               15.0%
o    Diluted earnings per share (pence)                           22.9                  29.7               29.7%
-------------------------------------------------- -------------------- --------------------- -------------------

Notes:

o    Unadjusted EBITDA was up 41.2% to (pound)503.5 million.

o Results previously reported for the year ended 31 March 2005 were reported under UK GAAP. All figures reported here are reported under International Financial Reporting Standards as adopted by the European Union ("IFRS"). A detailed reconciliation between UK GAAP and IFRS can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are set out on page 13.


JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"Yell has delivered another excellent performance, exceeding expectations. Yellow Book in the US has achieved significant organic growth including an increasing contribution from Yellowbook.com. The integration of TransWestern is complete and we expect an uplift in its performance to begin to flow through next financial year. The UK's growth has been driven by Yell.com's outstanding performance.

"We continue to present to the Competition Commission evidence of the real competition for all forms of classified advertising in the UK, including directories, and to show that the strength of our performance derives from investment and excellence of execution and not from the weakness of competition.

"We believe our proposed acquisition of TPI, announced since the year end, will create significant value for shareholders as we transfer our tried and tested skills into the fast-growing economy in Spain, working with the TPI people whom we have long known and respected to refocus on the core print and online products."


      Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading,
                               Berkshire RG1 7PT.
                       Registered in England No. 4180320.

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"These results benefit from our past investment, achieving balanced growth from revenue, profits and cash generation. Our focus on investment will continue as we drive revenue growth in our businesses.

"We converted 88.9% of adjusted EBITDA to operating cash, ahead of expectations. Net debt now stands at 3.8 times EBITDA, down from 4.2 at the time of the TransWestern acquisition, demonstrating our ability to rapidly reduce our leverage.

"We are proposing a final dividend of 10.2 pence per share, an increase of 21.4%, reflecting our confidence in the future."


ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel        +44 (0)118 950 6984
Mobile     +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel        +44 (0)118 950 6656
Mobile     +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel        +44 (0)20 7638 9571
Mobile     +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

                                                --------------------------- --------------------------
                                                             YEAR                           CHANGE AT
                                                        ENDED 31 MARCH                       CONSTANT
                                                ---------------------------                  EXCHANGE
UNAUDITED                                            2005 (A)         2006      CHANGE       RATE (B)
                                                -------------- ------------ ----------- --------------
                                                 (POUND)M         (POUND)M
----------------------------------------------- -------------- ------------ ----------- --------------
Revenue (c)                                         1,285.3       1,621.3       26.1%          23.1%
Adjusted EBITDA (c) (d)                               393.0         502.9       28.0%          25.3%

Operating cash flow (c) (e)                           347.4         447.0       28.7%          26.3%
Cash conversion (c) (f)                                88.4%         88.9%
Free cash flow (g)                                    230.1         253.3       10.1%

Adjusted profit after tax (d)                         185.3         233.6       26.1%
Adjusted diluted earnings per share (pence) (d)        26.2p        32.8P       25.2%


(a) Results previously reported for the year ended 31 March 2005 were reported under UK GAAP. Figures above are reported under International Financial Reporting Standards. A detailed explanation of these changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005. Updates to the published IFRS conversion statements are described on page 13 of this release.

(b) Change at constant exchange rate states the change in current year results compared with the previous year as if the current year results were translated at the same exchange rate as that used to translate the results for the previous year.

(c) Revenue, EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(d) Adjusted EBITDA for the year ended 31 March 2006 is stated before exceptional costs of (pound)4.4 million arising From the TransWestern acquisition, and an exceptional credit of (pound)5.0 million from releasing a provision for IPO costs. Adjusted profit after tax used to calculate adjusted earnings per share is stated before these exceptional items, a charge of (pound)7.8 million from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005 and (pound)29.5 million amortisation on intangible assets acquired in the year, offset by related tax of (pound)15.4 million. Adjusted EBITDA for the year ended 31 March 2005 is stated before exceptional costs of (pound)36.5 million which was the total cost of litigation brought against our US operations. Adjusted profit after tax and adjusted diluted earnings per share for the year ended 31 March 2005 are stated before these exceptional costs, offset by related tax of (pound)13.7 million.

(e) Cash generated from operations before payments of exceptional costs and pension deficit repair, less capital expenditure.

(f)  Operating cash flow as a percentage of adjusted EBITDA.

(g) Cash generated from operations less payments for net interest, income tax and capital expenditure.

REVIEW OF OPERATING PERFORMANCE

REVENUE

Group revenue increased 26.1% to (pound)1,621.3 million, or 23.1% at a constant exchange rate, from (pound)1,285.3 million for last year. In the US, TransWestern, which was acquired on 15 July 2005, contributed revenue of (pound)162.7 million. Excluding all acquisitions, Group revenue increased by 10.0%, at a constant exchange rate.

UK OPERATIONS

UK revenue increased 5.2% to (pound)698.9 million. This growth was driven by a 64.6% increase in revenue by Yell.com to (pound)59.6 million.

Revenue from printed directories grew 1.2% to (pound)619.4 million. The total number of unique print advertisers in the year dropped 3.3% to 462,000 reflecting increased competition. Retention was the same as last year at 75%. The 4.7% growth in yield (average revenue per unique advertiser) to (pound)1,341 resulted from service quality improvements reducing the credit notes we issue to advertisers, and higher spend as advertisers increased their programmes. The effect of RPI-6% was to reduce Yellow Pages rate card prices by an average of 2.9%.

Yell.com's revenue growth of 64.6% to (pound)59.6 million was driven by growth in customer numbers and yield. Average searchable advertisers grew 29.5% to 174,000 at the end of the year. Yield (recognised revenue per average searchable advertiser) grew 28.1%, as usage increased, with a 52.4% growth in searches compared with last year.

The Yellow Pages rate card reductions have once again been set at RPI-6% for the next financial year. Overall we expect the UK business to achieve revenue growth of 3%, with Yell.com providing this growth.

US OPERATIONS

Total US revenue grew 48.6% to (pound)922.4 million, or 42.4% at a constant exchange rate. The effective exchange rate was approximately $1.77: (pound)1.00 against $1.85: (pound)1.00 last year.

Excluding the new advertisers from TransWestern, Yellow Book increased unique advertisers by 7.5% to 489,000 and average revenue per unique advertiser by 8.7% to $2,693. Retention was down from 71% to 70%.

Organic revenue growth contributed 15.1% to the total revenue growth of 42.4% and is made up of same market growth, launches and internet revenue growth.

     o On a like for like basis, same market growth was 8.6% and contributed 8.3% to organic growth.

     o    Launches contributed 5.9% to organic growth.

     o Yellowbook.com grew 46.8% to $32.6 million, contributing 0.9% to organic growth. Total internet revenue, including Worldpages.com (part of TransWestern), was $42.2 million.

Looking forward to the next financial year, we expect to achieve organic growth of 10%, driven by same market growth, as the benefits of the integration of TransWestern flow through, and by internet growth.

Revenue from acquired books publishing for the first time contributed 27.3% to the total revenue growth. This included (pound)162.7 million from TransWestern which performed in line with expectations, providing 24.9% of overall revenue growth. A further 2.4% of the overall revenue growth came from in-fill acquisitions, the largest of which was Clarke Directory Publications in California. In the year, we invested $121.2 million on these in-fill acquisitions, adding revenue in the period since the dates of acquisition of $27.3 million.

ADJUSTED EBITDA

Group adjusted EBITDA increased by 28.0% to (pound)502.9 million, or 25.3% at a constant exchange rate. The Group adjusted EBITDA margin increased 0.4 percentage points to 31.0%, reflecting the strong performances of Yell.com and the US business. Adjusted EBITDA for the year ended 31 March 2006 is stated before a net exceptional credit of (pound)0.6 million comprising costs of (pound)4.4 million relating to the TransWestern acquisition, and a credit of (pound)5.0 million from releasing a provision for IPO costs in the UK.

UK adjusted EBITDA rose 5.3% to (pound)244.5 million, reflecting the growth momentum of Yell.com, partially offset by our continued investment across the UK business to support revenue growth. Adjusted EBITDA rose (pound)7.5 million to (pound)16.6 million for Yell.com and (pound)2.0 million to (pound)219.8 million for printed directories. The overall UK adjusted EBITDA margin was 35.0%, up slightly from 34.9% last year.

As investment in the highly competitive environment in which we operate continues during the next financial year, we expect a decline in the printed directories' margins. However, we expect Yell.com's adjusted EBITDA margin to offset this decline.

In the US, we grew adjusted EBITDA by 60.7% to (pound)258.4 million, a 54.1% increase at a constant exchange rate. Apart from the contribution from TransWestern, this reflected the strong organic revenue growth, the continued transferral of best practice from the UK and within the US itself, and operational leverage. The US adjusted EBITDA margin increased from 25.9% to 28.0%.

We plan to continue investing in the US business. The investments planned for TransWestern will, as anticipated, slightly slow down margin growth during 2007. We expect US adjusted EBITDA margins to increase by 1 percentage point during the next financial year.

CASH FLOW AND NET DEBT

The Group converted 88.9% of adjusted EBITDA to cash, well ahead of guidance, compared with 88.4% last year. Group operating cash flow increased 28.7% to (pound)447.0 million, or 26.3% at a constant exchange rate. This is before the pension deficit repair payment of (pound)64.8 million in the third quarter.

                                                                      YEAR ENDED             YEAR ENDED
                                                                        31 MARCH               31 MARCH
                                                             --------------------  ---------------------
Unaudited                                                                   2005                   2006
                                                             -------------------------------------------
                                                                        (POUND)M               (POUND)M
CASH GENERATED FROM OPERATIONS                                            357.8                  411.5
Cash payments of exceptional items                                         13.6                    3.6
Pension deficit repair payment                                                -                   64.8
Purchase of property, plant and equipment                                 (24.0)                 (32.9)
                                                             --------------------  ---------------------
Operating cash flow                                                       347.4                  447.0
Adjusted EBITDA                                                           393.0                  502.9
                                                             --------------------  ---------------------
CASH CONVERSION                                                            88.4%                  88.9%
                                                             ====================  =====================

Cash generated from operations was (pound)411.5 million (2005 - (pound)357.8 million). Free cash flow was (pound)253.3 million (2005 - (pound)230.1 million) after taking into account net interest and tax payments of (pound)125.3 million (2005 - (pound)103.7 million) and the purchase of property, plant and equipment for (pound)32.9 million (2005 - (pound)24.0 million).

Net debt, at (pound)1,994.0 million, was 3.8 times adjusted EBITDA on a pro forma basis (as if TransWestern and Clarke had been part of the Group for the entire period) for the last 12 months. The movement in net debt for the year ended 31 March 2006 arose as follows:

                                                              NET DEBT
                                                        ---------------
Unaudited                                                     (POUND)M

AT 31 MARCH 2005                                              1,106.1
Free cash flow                                                 (253.3)
Acquisitions, net of cash acquired                              968.2
Purchase of own shares                                            9.7
Proceeds of shares issued                                        (2.4)
Dividends paid to shareholders                                   94.5
Net finance costs increasing debt                                29.5
Currency movements                                               41.7
                                                        ---------------
AT 31 MARCH 2006                                              1,994.0
                                                        ===============


NET RESULTS

AFTER TAX RESULTS AND EXCEPTIONAL ITEMS

Profit after tax for the financial year ended 31 March 2006 was (pound)212.3 million, compared with a profit after tax for last year of (pound)162.5 million. The effective tax rate in the year ended 31 March 2006 was 33.1% as expected, compared with 30.7% last year.

Adjusted profit after tax for the financial year of (pound)233.6 million is stated before exceptional items net of tax and amortisation net of tax. Exceptional items include costs of (pound)4.4 million ((pound)2.8 million net of tax credit) arising from the TransWestern acquisition, a credit of (pound)5.0 million from releasing a provision for IPO costs in the UK, and an additional charge of (pound)7.8 million ((pound)5.2 million net of tax credit) from the accelerated amortisation of finance fees related to bank debt refinancing. Amortisation of acquired intangible assets is (pound)29.5 million ((pound)18.3 million net of tax credit).

EARNINGS PER SHARE AND DIVIDEND PER SHARE

Diluted earnings per share increased 25.2% to 32.8 pence before exceptional items and amortisation. We are now adding back amortisation net of tax in accordance with current best practice. On this basis, last year's adjusted diluted earnings per share for the full year were 26.2 pence, compared with 27.0 pence when adding back gross amortisation.

Basic earnings per share before exceptional items and amortisation were 33.1 pence, as compared with 26.4 pence last year before exceptional items.

A final dividend of 10.2 pence per share has been proposed bringing the total dividend for the year to 15.3 pence per share. This represents an increase of 21.4% over last year. The ex-dividend date will be 26 July 2006 and the dividend will be paid on 25 August 2006 to shareholders registered on 28 July 2006.

The AGM will be held on 20 July 2006.

UK REGULATION

The Competition Commission has again extended its timetable for the investigation of the Classified Directories Advertising Services. We expect the next publication, the Notification of Provisional Findings, to be published in June 2006. The Commission has not extended the date that it expects to publish its final report, which is September 2006.

We have provided the Commission with evidence of the increasing and diversifying competition in the market including the impact that we expect the entry of BT and the growth of internet usage to have in the future. We believe that we have demonstrated the excellent value we give advertisers, reducing prices since 2001 far beyond that required by regulation and improving our customer service from an already high base. We believe that the body of evidence we have provided supports the view that regulation is no longer required.

We will continue to contribute fully to the process.

All published information relating to the investigation can be found on the Commission's website at www.competition-commission.org.uk.

KEY OPERATIONAL INFORMATION

                                                                    ---------------------------------
                                                                                YEAR ENDED
UNAUDITED                                                                        31 MARCH
                                                                    ---------------------------------
                                                                                 2005           2006        CHANGE
------------------------------------------------------------------- ------------------ -------------- -------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (a)                                               478            462         (3.3%)
Directories published (editions)                                                 111            113
Unique advertiser retention rate (%) (b)                                          75             75
Revenue per unique advertiser ((pound))                                        1,281          1,341          4.7%

US PRINTED DIRECTORIES (YELLOW BOOK)
Unique advertisers (thousands) (a) (c)                                           455            489          7.5%
Directories published (editions)                                                 565            599
Unique advertiser retention rate (%) (c)                                          71             70
Revenue per unique advertiser ($)                                              2,477          2,693          8.7%

US PRINTED DIRECTORIES (TRANSWESTERN)
Unique advertisers (thousands) (a) (c)                                                          133
Directoried published (editions)                                                                236
Unique advertiser retention rate (%) (c)                                                         69
Revenue per unique advertiser ($)                                                             2,086

UK INTERNET
Yell.com searchable advertisers at 31 March (thousands)(d)                       141            174         23.4%
Yell.com searches for March (millions)                                            21             32         52.4%
Yell.com revenue per average searchable
advertiser ((pound))(e)                                                          295            378         28.1%

US INTERNET
Yellowbook.com advertisements online at 31 March (thousands)(f)                  562          1,415        151.8%
Yellowbook.com unique visitors for March (millions) (g)                          1.3            2.4         84.6%


(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the year ended 31 March 2005 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the year by the average number of Yell.com searchable advertisers (2006 - 158,000; 2005 - 122,000) in the year.

(f) Represents all paid for searchable advertisements appearing on the Yellowbook.com website. Includes advertisements appearing on Worldpages.com, acquired with TransWestern.

(g) The number of individuals who have visited Yellowbook.com at least once in the month shown. Includes visitors to Worldpages.com, acquired with TransWestern.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

                                                                           YEAR ENDED
                                                                            31 MARCH
                                                                ----------------------------------
                                                        NOTES              2005            2006
                                                                ------------------ ---------------
                                                                       (POUND)M        (POUND)M
   REVENUE                                                  2          1,285.3         1,621.3
   Cost of sales                                                        (592.3)         (751.4)
                                                                ------------------ ---------------
   GROSS PROFIT                                                          693.0           869.9
   Distribution costs                                                    (38.3)          (49.5)
   Administrative expenses                                              (327.0)         (370.5)
                                                                ------------------ ---------------
   OPERATING PROFIT                                         3            327.7           449.9
                                                                ------------------ ---------------
   Finance costs                                                         (94.6)         (134.9)
   Finance income                                                          1.3             2.4
                                                                ------------------ ---------------
   NET FINANCE COSTS                                                     (93.3)         (132.5)
                                                                ------------------ ---------------
   PROFIT BEFORE TAXATION                                   4            234.4           317.4
   Taxation                                                 5            (71.9)         (105.1)
                                                                ------------------ ---------------
   PROFIT FOR THE FINANCIAL YEAR                            4            162.5           212.3
                                                                ================== ===============


                                                                     (IN PENCE)      (IN PENCE)

   Basic earnings per share                                 6              23.2            30.1
   Diluted earnings per share                               6              22.9            29.7




                                                                      (POUND)M         (POUND)M
  Declared and paid interim ordinary dividend of 5.1
     pence per share (2005 - 4.2 pence)                     7             29.4             35.6
  Proposed final ordinary dividend of
     10.2 pence per share (2005 - 8.4 pence)                              58.9             78.5


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE


                                                                                  YEAR ENDED
                                                                                   31 MARCH
                                                                     ---------------------------------------
                                                                                2005                2006
                                                                     ------------------ --------------------
                                                                            (POUND)M            (POUND)M
   PROFIT FOR THE YEAR                                                        162.5                212.3
                                                                     ------------------ --------------------

   Exchange differences on translation of foreign
      operations                                                              (13.5)                47.8
   Actuarial losses on defined benefit pension schemes                        (32.3)                (3.5)
   Change in fair value of financial instruments used
      as hedges                                                                   -                 10.8
   Tax effect of net losses (gains) not recognised in
      the income statement                                                      9.7                 (2.9)
   Tax benefit on intrinsic value of  stock options                             3.3                  8.1
                                                                     ------------------ --------------------
   Net (losses) gains not recognised
      in the income statement                                                 (32.8)                60.3
                                                                     ------------------ --------------------
   TOTAL RECOGNISED INCOME FOR THE YEAR                                       129.7                272.6
                                                                     ================== ====================

   Adoption of IAS32/39 - Initial recognition of
      financial instruments used as hedges                                        -                 (2.9)
   Adoption of IAS32/39 - Tax effect of initial
      recognition of financial instruments used as
      hedges                                                                      -                  1.0
                                                                     ------------------ --------------------
   TOTAL (LOSSES) GAINS RECOGNISED IN EQUITY                                  (32.8)                58.4
                                                                     ================== ====================



         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

                                                                                YEAR ENDED
                                                           NOTES                 31 MARCH
                                                                  ------------------------------------
                                                                               2005               2006
                                                                  ------------------  -----------------
                                                                           (POUND)M           (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES
       Cash generated from operations                                        357.8              411.5
       Interest paid                                                         (73.5)            (103.9)
       Interest received                                                       1.3                2.4
       Net income tax paid                                                   (31.5)             (23.8)
                                                                  ------------------  -----------------
    Net cash inflow from operating activities                                254.1              286.2
                                                                  ------------------  -----------------

     CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of property, plant and equipment (P,P&E)       8             (24.0)             (32.9)
       Purchase of subsidiary undertakings, less
        cash acquired                                          9             (31.8)            (968.2)
                                                                  ------------------  -----------------
    Net cash used in investing activities                                    (55.8)          (1,001.1)
                                                                  ------------------  -----------------

    CASH FLOWS FROM FINANCING ACTIVITIES
       Proceeds from issuance of ordinary shares                               3.4               2.4
       Purchase of own shares                                                 (6.6)              (9.7)
       Net new borrowings on revolving credit facility                           -              242.7
       Acquisition of new loans                                                  -            1,440.8
       Repayment of borrowings                                               (85.0)            (885.0)
       Financing fees paid                                                       -              (14.0)
       Dividends paid to company's shareholders                7             (71.3)             (94.5)
                                                                  -------------------------------------
    Net cash (used in) provided by financing activities
                                                                            (159.5)             682.7
                                                                  ------------------  -----------------

    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                              38.8             (32.2)
    Cash and cash equivalents at beginning of the year
                                                                              18.7              55.5
    Exchange (losses) gains on cash and cash equivalents
                                                                              (2.0)              5.2
                                                                  ------------------  ----------------
     CASH AND CASH EQUIVALENTS AT END OF THE YEAR                             55.5              28.5
                                                                  ==================  ================

    CASH GENERATED FROM OPERATIONS
    Profit for the year                                                      162.5              212.3
    Adjustments for:
       Tax                                                                    71.9              105.1
        Finance income                                                        (1.3)              (2.4)
        Finance cost                                                          94.6              134.9
        Depreciation of P,P&E and amortisation of
        software costs                                                        23.0               24.1
       Amortisation of other intangible assets                                   -               29.5
        Goodwill adjustment arising from previously
        unrecognised tax benefits acquired                                     5.8                  -
    Changes in working capital:
       Inventories and directories in development                            (23.0)             (21.3)
       Trade and other receivables                                           (38.4)             (51.4)
       Trade and other payables                                               54.0               33.7
    Pension deficit repair                                                       -              (64.8)
    Share based payments and other                                             8.7               11.8
                                                                  ------------------  -----------------
    CASH GENERATED FROM OPERATIONS                                           357.8               411.5
                                                                  ==================  =================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                     AT                     AT
                                                                               31 MARCH               31 MARCH
                                                          NOTES                    2005                   2006
                                                                      --------------------   --------------------
                                                                               (POUND)M               (POUND)M
    NON CURRENT ASSETS
    Goodwill                                                                     1,692.0                2,486.0
    Other intangible assets                                                         14.7                  200.3
    Property, plant and equipment                                                   39.4                   53.8
    Deferred tax assets                                      10                    115.0                  139.6
    Other assets                                                                     2.0                    5.0
                                                                       -------------------   --------------------
    TOTAL NON CURRENT ASSETS                                                     1,863.1                2,884.7
                                                                       -------------------   --------------------

    CURRENT ASSETS
                                                                       -------------------   --------------------
    Inventories                                                                      7.5                    6.7
    Directories in development                                                     165.1                  226.0
    Trade and other receivables                              11                    451.2                  586.3
    Cash and cash equivalents                                12                     55.5                   28.5
                                                                       -------------------   --------------------
    TOTAL CURRENT ASSETS                                                           679.3                  847.5
                                                                       -------------------   --------------------
    CURRENT LIABILITIES
    Loans and other borrowings                               12                    (91.3)                (291.5)
    Corporation tax                                                                (28.8)                 (57.9)
    Trade and other payables                                 13                   (258.1)                (374.7)
                                                                       -------------------   --------------------
    TOTAL CURRENT LIABILITIES                                                     (378.2)                (724.1)
                                                                       -------------------   --------------------
    NET CURRENT ASSETS                                                             301.1                  123.4
    NON-CURRENT LIABILITIES
    Loans and other borrowings                               12                 (1,070.3)              (1,731.0)
    Deferred tax liabilities                                 14                    (68.5)                (130.8)
    Retirement benefit obligations                           15                   (100.3)                 (39.9)
                                                                       -------------------   --------------------
    NET ASSETS                                                                     925.1                1,106.4
                                                                       ===================   ====================

    CAPITAL AND RESERVES
    Called up share capital                                  16                      7.0                     7.1
    Share premium account                                    16                  1,191.0                1,207.3
    Accumulated deficit                                      16                   (272.9)                (108.0)
                                                                       -------------------   --------------------
    EQUITY SHAREHOLDERS' FUNDS                                                     925.1                1,106.4
                                                                       ===================   ====================

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1.       BASIS OF PREPARATION AND CONSOLIDATION

         The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

         This unaudited financial information for the year to 31 March 2006 has been prepared in accordance with IFRS as adopted by the European Union ("IFRS") accounting policies as set out in our conversion statements for the year ended 31 March 2005.

         The amounts presented for the year ended 31 March 2005 and at 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

         Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our other intangible assets by (pound)0.7 million and reduced our property, plant and equipment by (pound)0.7 million, decreased trade receivables by (pound)0.1million, and increased our deferred tax assets by (pound)22.4 million, deferred tax liabilities by (pound)21.7 million, retirement benefit obligations by (pound)0.6 million, the equity shareholders' funds by (pound)0.1 million and corporation tax payable by (pound)0.6m, and decreased trade payables by (pound)0.7 million. These changes are presentational in nature and do not affect the previously reported results or cash flows. We also changed our methodology for calculating adjusted earnings per share ("EPS") to what we consider to be current best practice. We now add back amortisation net of tax, as opposed to adding it back gross. The adjusted EPS for the year ended 31 March 2005 was 26.2 pence under the new methodology, compared to 27.0 pence presented in the IFRS conversion statements.

         The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

         In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

         This financial information should be read in conjunction with Yell's 2006 annual report which will be published in June 2006, and will include the audited consolidated financial statements of Yell Group Plc and its subsidiaries for the year ended 31 March 2006.

         The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.       REVENUE


                                                                              YEAR
                                                                         ENDED 31 MARCH             CHANGE
                                                               ----------------------------------------------
                                                                          2005             2006          %
                                                               ------------------  --------------------------
                                                                      (POUND)M         (POUND)M
          UK printed directories                                         612.1            619.4        1.2%
          Other products and  services                                    52.3             79.5
                                                               ------------------  --------------
          TOTAL UK REVENUE                                               664.4            698.9        5.2%
                                                               ------------------  --------------
          US revenue:
          US revenue at constant exchange rate (a)                       620.9            883.9       42.4%
          Exchange impact (a)                                                -             38.5
                                                               ------------------  --------------
          TOTAL US REVENUE                                               620.9            922.4       48.6%
                                                               ------------------  --------------
          GROUP REVENUE                                                1,285.3          1,621.3       26.1%
                                                               ==================  ==============


         (a) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

          See Note 9 for an analysis of the effect of acquisitions in the year on our results.

3.       OPERATING PROFIT AND EBITDA INFORMATION

           ADJUSTED EBITDA (A)

                                                                               YEAR
                                                                          ENDED 31 MARCH           CHANGE
                                                                  -------------------------------------------
                                                                         2005              2006          %
                                                                  -------------- ----------------------------
                                                                     (POUND)M          (POUND)M
          UK printed directories                                        217.8             219.8       0.9%
          Other products and services                                    14.4              24.7
                                                                  -------------- ----------------
          TOTAL UK OPERATIONS                                           232.2             244.5       5.3%
                                                                  -------------- ----------------
          US operations:
          US operations at constant exchange rate (b)                   160.8             247.8      54.1%
          Exchange impact (b)                                               -              10.6
                                                                  -------------- ----------------
          TOTAL US OPERATIONS                                           160.8             258.4      60.7%
                                                                  -------------- ----------------
          GROUP ADJUSTED EBITDA                                         393.0             502.9      28.0%
                                                                  ============== ================

         (a) EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

         (b) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.       OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)


         RECONCILIATION OF GROUP OPERATING PROFIT TO EBITDA

                                                                         YEAR
                                                                    ENDED 31 MARCH                 CHANGE
                                                     -------------------------------------------------------
                                                                  2005                  2006            %
                                                     -------------------------------------------------------
                                                              (POUND)M              (POUND)M
         UK operations
         OPERATING PROFIT                                       220.5                  238.3
         Depreciation and amortisation of
            non-current assets                                   11.7                   11.2
                                                     -------------------- ---------------------
         UK OPERATIONS EBITDA                                   232.2                  249.5        7.5%
         Exceptional items                                          -                  (5.0)
                                                     -------------------- ---------------------
         UK OPERATIONS ADJUSTED EBITDA                          232.2                  244.5        5.3%
                                                     -------------------- ---------------------

         UK OPERATIONS ADJUSTED EBITDA MARGIN                    34.9%                 35.0%
                                                     ==================== =====================

         US operations
         OPERATING PROFIT                                       107.2                 211.6
         Depreciation and amortisation of
            non-current assets                                   17.1                  42.4
                                                     -------------------- ---------------------
         US OPERATIONS EBITDA                                   124.3                 254.0       104.3%
         Exceptional items                                       36.5                   4.4
         Exchange impact (a)                                        -                 (10.6)
                                                     -------------------- ---------------------
         US OPERATIONS ADJUSTED EBITDA AT CONSTANT              160.8                 247.8        54.1%
           EXCHANGE RATE (a)
         Exchange impact (a)                                        -                  10.6
                                                     -------------------- ---------------------
         US OPERATIONS ADJUSTED EBITDA                          160.8                 258.4        60.7%
                                                     -------------------- ---------------------
         US OPERATIONS ADJUSTED EBITDA MARGIN                    25.9%                 28.0%
                                                     ==================== =====================

         Group
         OPERATING PROFIT                                       327.7                  449.9
         Depreciation and amortisation of
            non-current assets                                   28.8                  53.6
                                                     -------------------- ---------------------
         GROUP EBITDA                                           356.5                  503.5       41.2%
         Exceptional items                                       36.5                  (0.6)
         Exchange impact (a)                                        -                 (10.6)
                                                     -------------------- ---------------------
         GROUP ADJUSTED EBITDA AT CONSTANT EXCHANGE             393.0                  492.3       25.3%
            RATE (a)
         Exchange impact (a)                                        -                   10.6
                                                     -------------------- ---------------------
         GROUP ADJUSTED EBITDA                                  393.0                  502.9       28.0%
                                                     ==================== =====================

         GROUP ADJUSTED EBITDA MARGIN                            30.6%                 31.0%
                                                     ==================== =====================

         (a) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

          We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

4.       RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                                     YEAR ENDED 31 MARCH
                                     ------------------------------------------------------------------------------------
                                                       2005                                       2006
                                     ------------------------------------------ ------------------------------------------
                                          ORDINARY      EXCEPTIONAL      TOTAL      ORDINARY      EXCEPTIONAL       TOTAL
                                             ITEMS            ITEMS                    ITEMS            ITEMS
                                     -------------- ---------------- ---------- ------------- ---------------- -----------
                                          (POUND)M         (POUND)M   (POUND)M      (POUND)M         (POUND)M    (POUND)M
         GROSS PROFIT                       693.0                -      693.0         869.9                -       869.9
         Distribution costs                 (38.3)               -      (38.3)        (49.5)               -       (49.5)
         Administrative expenses
                                           (290.5)           (36.5)    (327.0)       (371.1)             0.6      (370.5)
                                     -------------- ---------------- ---------- ------------- ---------------- -----------
         OPERATING PROFIT                   364.2            (36.5)     327.7         449.3              0.6       449.9
         Net finance costs                  (93.3)               -      (93.3)       (124.7)            (7.8)     (132.5)
                                     -------------- ---------------- ---------- ------------- ---------------- -----------
         PROFIT (LOSS) BEFORE
             TAXATION                       270.9            (36.5)     234.4         324.6             (7.2)      317.4
         Taxation                           (85.6)            13.7      (71.9)       (109.3)             4.2      (105.1)
                                     -------------- ---------------- ---------- ------------- ---------------- -----------

         PROFIT (LOSS) FOR THE YEAR         185.3            (22.8)     162.5         215.3             (3.0)      212.3
                                     ============== ================ ========== ============= ================ ===========

         The exceptional items for the year ended 31 March 2006 include restructuring and other costs of (pound)4.4 million arising from the TransWestern acquisition, and a credit of (pound)5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the year ended 31 March 2006 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. Exceptional administrative costs in the year ended 31 March 2005 are costs relating to litigation brought against our US operations (see note 17).

5.       TAXATION

         The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the year is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                               YEAR ENDED
                                                                                31 MARCH
                                                                    ----------------------------------
                                                                              2005               2006
                                                                    ---------------    ---------------
                                                                          (POUND)M           (POUND)M
         Profit before tax multiplied by the standard rate of
            corporation tax in the United Kingdom (30%)
                                                                               70.3               95.2
         Effects of:
            Higher tax rates in US                                              1.3               10.5
            Disallowed items                                                    0.8                0.4
            Adjustment from prior year                                          0.4               (1.4)
            Other                                                              (0.9)               0.4
                                                                    ---------------    ---------------
         TAX CHARGE ON PROFIT BEFORE TAX                                       71.9              105.1
                                                                    ===============    ===============

         Current tax                                                           44.0               50.6
         Deferred tax                                                          27.9               54.5
                                                                    ---------------    ---------------
         NET CHARGE ON PROFIT BEFORE TAX                                       71.9              105.1
                                                                    ===============    ===============

YELL GROUP PLC AND SUBSIDIARIES

6.       EARNINGS PER SHARE

         The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

                                                                              EXCEPTIONAL
                                                                                   ITEMS,       AMORTISATION,
                                                                  ACTUAL   NET OF TAX (A)      NET OF TAX (B)      ADJUSTED
                                                               ---------- ---------------- ------------------- -------------
         YEAR ENDED 31 MARCH 2006
         Group profit after tax ((pound)m)                        212.3              3.0                18.3         233.6
         Weighted average number of issued ordinary shares
            (millions)                                              705                                                705
                                                               ----------                                      -------------
         BASIC EARNINGS PER SHARE (PENCE)                          30.1                                               33.1
         Effect of share options (pence)                           (0.4)                                              (0.3)
                                                               ----------                                      -------------
          DILUTED EARNINGS PER SHARE (PENCE)                        29.7                                               32.8
                                                               ==========                                      =============

         YEAR ENDED 31 MARCH 2005
         Group profit after tax ((pound)m)                        162.5             22.8                   -         185.3
         Weighted average number of issued ordinary shares
            (millions)                                              701                                                701
                                                               ----------                                      -------------
         BASIC EARNINGS PER SHARE (PENCE)                          23.2                                               26.4
         Effect of share options (pence)                           (0.3)                                              (0.2)
                                                               ----------                                      -------------
         DILUTED EARNINGS PER SHARE (PENCE)                        22.9                                               26.2
                                                               ==========                                      =============


          (a)     Exceptional items are explained in note 4.

          (b) Amortisation of (pound)29.5 million in 2006 arose from acquisitions in the period and is added back net of (pound)11.2 million for tax. A goodwill charge of (pound)5.8 million in 2005 arose from the recognition of tax net operating losses from acquisitions in the United States and had nil effect on adjusted earnings per share because the tax benefit was of equal amount.


7.       INTERIM AND FINAL DIVIDEND PER SHARE

          Dividends paid in the year were as follows:

                                                                                          YEAR ENDED
                                                                                           31 MARCH
                                                                               ----------------------------------
                                                                                         2005               2006
                                                                               ---------------    ---------------
                                                                                     (POUND)M           (POUND)M
         Final dividend of 6.0 pence and 8.4 pence per share for 2004
            and 2005, respectively                                                        41.9               58.9
         Interim dividend of 4.2 pence and 5.1 pence per share for 2005
         and 2006, respectively                                                           29.4               35.6
                                                                               ---------------    ---------------
         Dividends paid                                                                   71.3               94.5
                                                                               ===============    ===============

         The proposed final dividend for the 2006 financial year of 10.2 pence per share will be paid on 25 August 2006 to shareholders registered at the close of business on 28 July 2006.

8.       CAPITAL EXPENDITURE

         Capital expenditure on property, plant & equipment in the year to 31 March 2006 and 2005 was (pound)32.9 million and (pound)24.0 million, respectively. Proceeds on the sale of property, plant & equipment were (pound)nil in the same periods.

         Capital expenditure committed at 31 March 2006 and 2005 was (pound)nil.

YELL GROUP PLC AND SUBSIDIARIES

9.        ACQUISITIONS

          In the year to 31 March 2006, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,716.5 million ((pound)978.3 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million ((pound)897.6 million) plus expenses of $21.5 million ((pound)12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:


                                                                                              DEBT AND OTHER
                                                              ACQUIREE'S        FAIR VALUE       LIABILITIES    PROVISIONAL
                                                         CARRYING AMOUNT       ADJUSTMENTS      EXTINGUISHED    FAIR VALUE
                                                        ----------------- ----------------- ----------------- --------------
                                                                (POUND)M          (POUND)M          (POUND)M       (POUND)M
        NON CURRENT ASSETS
        Intangible assets                                          84.9             111.8                 -          196.7
        Property, plant and equipment                               2.7              (0.1)                -            2.6
        Deferred tax assets                                        31.8               0.2                 -           32.0
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL NON CURRENT ASSETS                                  119.4             111.9                 -          231.3
                                                        ----------------- ----------------- ----------------- --------------
        CURRENT ASSETS
        Directories in development                                 26.2                 -                 -           26.2
        Trade and other receivables                                53.6              (0.6)                -           53.0
        Cash and cash equivalents                                   1.1                 -                 -            1.1
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL CURRENT ASSETS                                       80.9              (0.6)                -           80.3
                                                        ----------------- ----------------- ----------------- --------------
        CURRENT LIABILITIES
        Loans and other borrowings                                 (3.6)                -               3.6              -
        Corporation Tax                                            (0.7)                -                 -           (0.7)
        Trade and other payables                                  (88.6)                -              27.7          (60.9)
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL CURRENT LIABILITIES                                 (92.9)                -              31.3          (61.6)
                                                        ----------------- ----------------- ----------------- --------------
        TOTAL ASSETS LESS CURRENT LIABILITIES                     107.4              111.3             31.3          250.0
        NON-CURRENT LIABILITIES
        Loans and other borrowings                               (386.3)                -             386.3              -
        Deferred tax liabilities                                   (4.0)            (17.3)                -          (21.3)
                                                        ----------------- ----------------- ----------------- --------------
        IDENTIFIABLE NET (LIABILITIES) ASSETS                    (282.9)             94.0             417.6          228.7
                                                        ================= ================= =================
        Goodwill                                                                                                     681.2
                                                                                                              --------------
        Total cost                                                                                                   909.9
                                                                                                              ==============

YELL GROUP PLC AND SUBSIDIARIES

9.       ACQUISITIONS (CONTINUED)

          The results of TransWestern reduced the group profit before tax by (pound)19.1 million in the period from the date of acquisition to 31 March 2006. In the same period, the results of TransWestern increased the group adjusted profit before tax, amortisation and exceptional costs by (pound)12.5 million (loss of (pound)19.1 million with (pound)27.2 million and (pound)4.4 million added back for amortisation and exceptional costs, respectively). The consolidated financial information of the Yell Group consolidates the financial results of TransWestern for the 260 days ended 31 March 2006. The unaudited condensed pro forma financial information for the Yell Group, estimated as if TransWestern was purchased on 1 April 2004, for the year ended 31 March 2005 and 2006 is as follows:

                                                                                       YEAR ENDED
          PROFORMA                                                                      31 MARCH
                                                                       -------------------------------------------
                                                                                      2005                   2006
                                                                       -------------------------------------------
                                                                                  (POUND)M               (POUND)M
          Group revenue                                                            1,482.4                1,680.9
          Profit for the year                                                        154.7                  222.5

          On 3 January 2006, we acquired the assets of Clarke Directory Publications (Clarke) for a purchase price of $72.0 million ((pound)40.8 million). The purchase price of Clarke was allocated to the acquired assets and liabilities as follows:

                                                                            ACQUIREE'S
                                                                              CARRYING        FAIR VALUE        PROVISIONAL
                                                                                AMOUNT       ADJUSTMENTS         FAIR VALUE
                                                                        --------------- -----------------     --------------
                                                                              (POUND)M          (POUND)M           (POUND)M
        NON CURRENT ASSETS
        Intangible assets                                                           -              11.6               11.6
        Property, plant and equipment                                             0.9               0.1                1.0
                                                                        --------------- -----------------     --------------
        TOTAL NON CURRENT ASSETS                                                  0.9              11.7               12.6
                                                                        --------------- -----------------     --------------
        CURRENT ASSETS
        Directories in development                                                0.7               0.3                1.0
        Trade and other receivables                                               3.5                 -                3.5
                                                                        --------------- -----------------     --------------
        TOTAL CURRENT ASSETS                                                      4.2               0.3                4.5
                                                                        --------------- -----------------     --------------
        CURRENT LIABILITIES
        Trade and other payables                                                 (0.7)                -               (0.7)
                                                                        --------------- -----------------     --------------
        TOTAL CURRENT LIABILITIES                                                (0.7)                -               (0.7)
                                                                        --------------- -----------------
        IDENTIFIABLE NET ASSETS                                                   4.4              12.0               16.4
                                                                        =============== =================
        Goodwill                                                                                                      24.4
                                                                                                              --------------
        Total cost                                                                                                    40.8
                                                                                                              ==============

YELL GROUP PLC AND SUBSIDIARIES

9.       ACQUISITIONS (CONTINUED)

          We also made other acquisitions in the year that are not considered material for separate presentation. We paid cash of $49.2 million ((pound)27.6 million). The purchase price of these acquisitions was allocated to the acquired assets and liabilities as follows:

                                                                            ACQUIREE'S
                                                                              CARRYING        FAIR VALUE        PROVISIONAL
                                                                                AMOUNT       ADJUSTMENTS         FAIR VALUE
                                                                        --------------- -----------------     --------------
                                                                              (POUND)M          (POUND)M           (POUND)M
        NON CURRENT ASSETS
        Intangible assets                                                           -               4.9                4.9
        Property, plant and equipment                                               -               0.1                0.1
                                                                        --------------- -----------------     --------------
        TOTAL NON CURRENT ASSETS                                                    -               5.0                5.0
                                                                        --------------- -----------------     --------------
        CURRENT ASSETS
        Directories in development                                                0.3               0.1                0.4
        Trade and other receivables                                               1.3                 -                1.3
        Cash                                                                      0.2                 -                0.2
                                                                        --------------- -----------------     --------------
        TOTAL CURRENT ASSETS                                                      1.8               0.1                1.9
                                                                        --------------- -----------------     --------------
        CURRENT LIABILITIES
        Trade and other payables                                                 (0.9)                -               (0.9)
                                                                        --------------- -----------------     --------------
        TOTAL CURRENT LIABILITIES                                                (0.9)                -               (0.9)
                                                                        --------------- -----------------     --------------
        IDENTIFIABLE NET ASSETS                                                   0.9               5.1                6.0
                                                                        =============== =================
        Goodwill                                                                                                      21.6
                                                                                                              --------------
        Total cost                                                                                                    27.6
                                                                                                              ==============

           The reconciliation of the cost of acquisitions to the cash paid for acquisitions in the year is as follows:

                                                              YEAR ENDED 31
                                                                      MARCH
                                                            ----------------
                                                                       2005
                                                            ----------------
                                                                   (POUND)M

        TOTAL COST OF ACQUISITIONS                                   978.3
        Cash paid for acquisitions in prior year                       0.2
        Costs accrued at 31 March 2006                                (9.0)
                                                            ----------------
        Cash paid                                                    969.5
        Less cash acquired                                            (1.3)
                                                            ----------------
        NET CASH OUTFLOW IN PERIOD                                   968.2
                                                            ================

YELL GROUP PLC AND SUBSIDIARIES

10.      DEFERRED TAX ASSETS

         The elements of deferred tax assets recognised in the accounts were as follows:

                                                                                             AT                    AT
                                                                                       31 MARCH              31 MARCH
                                                                                           2005                  2006
                                                                                  ----------------   -------------------
                                                                                       (POUND)M              (POUND)M
         Tax effect of timing differences due to:
             Retirement benefit obligations                                                 30.1                  26.6
             Bad debt provisions                                                            25.2                  38.3
             Recognised tax net operating losses                                            20.9                  20.5
             Depreciation                                                                    9.2                   6.9
             Share options                                                                   6.4                  15.9
             Accrued expenses and other allowances                                          12.6                  20.4
             Other                                                                          10.6                  11.0
                                                                                  ----------------   -------------------
         RECOGNISED DEFERRED TAX ASSETS                                                    115.0                 139.6
                                                                                  ================   ===================

         Tax losses of (pound)56.0 million are available to use against taxable income arising in the US in future years. The benefits available in respect of tax net operating losses arising from US operations expire between 2010 and 2023 if not used.

11.      TRADE AND OTHER RECEIVABLES

                                                                                        AT                   AT
                                                                                  31 MARCH             31 MARCH
                                                                                      2005                 2006
                                                                             ----------------  -------------------
                                                                                  (POUND)M             (POUND)M
         Trade receivables (a)                                                        429.2                555.5
         Other receivables                                                              8.1                 19.0
         Accrued income (a)                                                             4.7                  1.4
         Prepayments                                                                    9.2                 10.4
                                                                             ----------------  -------------------
         TOTAL TRADE AND OTHER RECEIVABLES                                            451.2                586.3
                                                                             ================  ===================

          (a) The Group's trade receivables and accrued income are stated after deducting a provision of (pound)157.8 million at 31 March 2006 (2005 - (pound)112.8 million).

YELL GROUP PLC AND SUBSIDIARIES

12.      LOANS AND OTHER BORROWINGS AND NET DEBT

                                                                                          AT                   AT
                                                                                    31 MARCH             31 MARCH
                                                                                    2005 (A)             2006 (A)
                                                                             ----------------  -------------------
                                                                                    (POUND)M             (POUND)M
         AMOUNTS FALLING DUE WITHIN ONE YEAR
         Senior credit facilities                                                     90.0                 48.7
         Revolving loan under senior credit facilities                                   -                242.2
         Net obligations under finance leases                                          1.3                  0.6
                                                                             ----------------  -------------------
         TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                    91.3                291.5
                                                                             ----------------  -------------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
         Senior credit facilities                                                    761.0              1,392.0
         Senior notes:
             Senior sterling notes                                                   159.8                161.8
             Senior dollar notes                                                      67.4                 74.4
             Senior discount dollar notes                                             82.1                102.8
                                                                             ----------------  -------------------
         TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                        1,070.3              1,731.0
                                                                             ----------------  -------------------
         NET LOANS AND OTHER BORROWINGS                                            1,161.6              2,022.5
         Cash and cash equivalents                                                   (55.5)               (28.5)
                                                                             ----------------  -------------------
         NET DEBT AT END OF PERIOD                                                 1,106.1              1,994.0
                                                                             ================  ===================

         (a) Balances are shown net of deferred financing fees of (pound)10.8 million at 31 March 2006 and (pound)14.0 miLLION AT 31 March 2005.

13.       TRADE AND OTHER PAYABLES

                                                                                      AT                    AT
                                                                                31 MARCH              31 MARCH
                                                                                    2005                  2006
                                                                     ----------------------   -------------------
                                                                                (POUND)M              (POUND)M
         Trade payables                                                              22.9                   32.9
         Other taxation and social security                                          17.4                   17.3
         Accruals and other payables                                                126.3                  163.3
         Deferred income                                                             91.5                  161.2
                                                                      ---------------------    ------------------
         TOTAL TRADE AND OTHER PAYABLES FALLING DUE WITHIN ONE YEAR
                                                                                    258.1                  374.7
                                                                      =====================    ==================

14.      DEFERRED TAX LIABILITIES

         The elements of deferred tax liabilities recognised in the accounts were as follows:

                                                                                      AT                    AT
                                                                                31 MARCH              31 MARCH
                                                                                    2005                  2006
                                                                      ---------------------   -------------------
                                                                                (POUND)M              (POUND)M
         The effect of timing differences due to:
         Amortisation                                                                41.3                   76.1
         Directories in development                                                  25.8                   32.9
         Financial instruments                                                          -                    3.3
           Other and deferred costs                                                   1.4                   18.5
                                                                       --------------------    ------------------
           RECOGNISED DEFERRED TAX LIABILITIES                                       68.5                  130.8
                                                                       ====================    ==================

YELL GROUP PLC AND SUBSIDIARIES

15.      RETIREMENT BENEFIT OBLIGATIONS

          The (pound)60.4 million decrease in retirement benefit obligations from (pound)100.3 million at 31 March 2005 to (pound)39.9 million at 31 March 2006 is the net result of total charges of (pound)19.2 million in the Income Statement and the actuarial loss of (pound)3.5 million within the Statement of Recognised Income and Expense, offset by annual cash contributions of (pound)18.3 million and a deficit repair payment of (pound)64.8 million. The (pound)3.5 million actuarial loss reflects a (pound)30.3 million increase in liabilities arising from a decrease in real interest rates, as defined by reference to market rates to which the discount and inflation rate assumptions are tied, net of (pound)26.8 million of actuarial gains.

16.      CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                    SHARE         SHARE     ACCUMULATED
                                                  CAPITAL       PREMIUM         DEFICIT        TOTAL
                                                ------------------------------------------------------
                                                 (POUND)M      (POUND)M        (POUND)M     (POUND)M
         BALANCE AT 31 MARCH 2005                  7.0         1,191.0         (272.9)       925.1
         Profit on ordinary
            activities after taxation                -               -          212.3        212.3
         Dividends                                   -               -          (94.5)       (94.5)
         Ordinary share issue                      0.1            16.3          (10.4)         6.0
          Capital Accumulation Plan
              and other share schemes (a)            -               -           (0.9)        (0.9)
         Currency movements (b)                      -               -           47.8         47.8
          Net gains not recognised in income
             statement                               -               -           10.6         10.6
                                                ---------- --------------  -------------- ------------
         BALANCE AT 31 MARCH 2006
                                                   7.1         1,207.3         (108.0)     1,106.4
                                                ========== ==============  ============== ============


         (a) Purchase of shares and amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

         (b) Cumulative foreign currency losses at 31 March 2006 are (pound)68.4 million (2005 - (pound)116.2 million).

YELL GROUP PLC AND SUBSIDIARIES

17.      LITIGATION

         The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued for the estimated costs arising from this class action in the year ended 31 March 2005.


18.      POST BALANCE SHEET EVENT

         On 28 April 2006, the Yell Group announced that it had entered into an agreement with Telefonica S.A. ("Telefonica") to acquire its 59.905% stake in Telefonica Publicidad e Informacion, S.A. ("TPI") by way of an all cash public tender offer for the entire issued share capital of TPI.

         TPI is the leading publisher of print and online directories in Spain where it publishes 182 directories and distributes over 36 million copies. TPI also has significant positions in a number of Latin American countries including leadership positions in Peru and Chile. TPI is a substantial and complementary extension to Yell's existing business, adding a third leg to our highly successful operations in the UK and US.

YELL GROUP PLC AND SUBSIDIARIES

18.      POST BALANCE SHEET EVENT (CONTINUED)

         The acquisition will be financed using the proceeds from new shares placed on 28 April 2006, which raised approximately (pound)350 million, and by refinancing our existing debt. On 2 May 2006, we refinanced our existing senior debt and replaced it with new senior debt. A portion of the proceeds of the new debt was used to defease our obligations under the Senior Notes. These will be redeemed and fully repaid in June 2006. The new senior secured credit facilities of up to (pound)4,650 million are fully underwritten by Citigroup Global Markets Limited, Deutsche Bank AG, Goldman Sachs International and HSBC Bank plc. In addition, these banks will provide Yell with a revolving credit facility of (pound)400 million.

         The acquisition of TPI is conditional on Yell shareholder approval, authorisation of the public tender offer by the CNMV, Spain's market regulator, and customary regulatory approvals. Therefore, completion of the acquisition cannot be assured; however, it is expected to complete in July 2006.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2006, Yell published 113 directories in the United Kingdom and 835 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 462,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 622,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.